FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC MAIL PROCESSING SECTION RECEIVED JAN 29 2003 WASH, D.C. 165

Credit Suisse First Boston Mortgage Securities Corp.
Exact Name of Registrant as Specified in Charter

0000802106
Registrant CIK Number

PROCESSED
JAN 31 2003
THOMSON FINANCIAL

Form 8-K, January 27, 2003 Home Equity Mortgage Pass-Through Certificates, Series 2003-1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-100669
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

03005539

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: Helaine Hebble
Name: Helaine Hebble
Title: Vice President

Dated: January 28, 2003

DERIVED INFORMATION [01/17/03]

[170,000,100] Bonds Offered (Approximate)

HEMT Series 2003-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT SERIES 2003-1

[170,000,100] (Approximate)

Mortgage Pass-Through Certificates, Series 2003-1

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-1	[80,000,000]	Senior/Fixed	[]%	[3.15]	AAA/Aaa
A-2	[58,125,000]	Senior/Adj	[]%	[3.15]	AAA/Aaa
A-R (4)	[100]	Senior/Residual	Net Funds Cap	N/A	AAA/N/A
M-1	[14,450,000]	Mezzanine/Adj	LIBOR + []%	[6.57]	AA/Aa2
M-2	[11,050,000]	Mezzanine/Adj	LIBOR + []%	[6.57]	A/A2
B	[6,375,000]	Subordinate/Adj	LIBOR + []%	[6.57]	BBB/Baa2
Total	[170,000,100]				

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P/Moody's)
X-1	[0]	Subordinate	Variable	N/A	N/A
X-2	[0]	Charged Off Loans	0.00%	N/A	N/A
P (3)	[100]	Senior	Net Funds Cap	N/A	N/A

(1) The collateral ramp assumes [6%] CPR increasing to [20%] CPR in month [12]. Bonds are priced to call. Initial class balances will be +/- 10% of that indicated.

(2) A Net Funds Cap caps the coupons on the offered Certificates.

(3) Receives the prepayment penalties collected on the mortgage loans.

(4) Non-economic residual with the tax liabilities of the REMIC.

SUMMARY TERMS

Underwriters:	Credit Suisse First Boston LLC
Depositor:	Credit Suisse First Boston Mortgage Securities Corporation
Servicers:	Wilshire Credit Corporation, Ocwen Federal Bank FSB
Trustee:	JPMorgan Chase Bank
Cut-off Date:	[January 1, 2003] for the initial Mortgage Loans.
Deal Settlement:	On or about [January 29, 2003]
Investor Settlement:	On or about [January 30, 2003]
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in February 2003
Accrual Periods:	With regard to the Offered Certificates, except the Class A-R and Class A-1 Certificates (i) for any Distribution Date, other than the Distribution Date in February 2003, the period commencing on the Distribution Date in the month immediately preceding the month in which such Distribution Date occurs through the day before such Distribution Date and (ii) for the Distribution Date in February 2003, the period commencing on the Deal Settlement Date through February 24, 2003. With regard to the Class A-R and Class A-1 Certificates, the calendar month immediately preceding the month in which such Distribution Date occurs.
Delay Days:	[24 days with respect to the Class A-R and Class A-1 Certificates and 0 days with respect to the other Offered Certificates.]
Pricing Prepayment Speed:	100% of the prepayment assumption (the "PPC") describes prepayments starting at [6%] CPR in month 1, increasing by approximately [1.27%] CPR per month to [20%] CPR in month 12, and remaining at [20%] CPR thereafter.
Certificate Ratings:	S&P and Moody's rate the Class A-1, Class A-2, Class M-1, Class M-2, Class B and Class A-R Certificates as follows: Class A-1: AAA/Aaa Class A-2: AAA/Aaa Class M-1: AA/Aa2 Class M-2: A/A2 Class B: BBB/Baa2 Class A-R: AAA/N/A
Prefunding Amount:	[TBD]
Capitalized Interest Account	[TBD]
Offered Certificates:	The Class A-1, Class A-2, Class A-R, Class M-1, Class M-2, and Class B Certificates
ERISA Eligibility:	Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-2, Class M-1, Class M-2, and Class B Certificates may be purchased by employee benefit plans that are subject to ERISA.

SMMEA Treatment:	The Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Origination Disclosure Practices:	Some of the mortgage loans are subject to special rules, disclosure requirements and other regulatory provisions because they are high cost loans. Purchasers or assignees of these high cost loans, including the trust, could be exposed to all claims and defenses that the mortgagors could assert against the originators of the mortgage loans. Remedies available to a mortgagor include monetary penalties, as well as rescission rights if the appropriate disclosures were not given as required or if other violations occurred.
Taxation:	REMIC.
Optional Termination:	[10%] optional clean-up call.
Maximum Pool Balance:	The aggregate of the initial principal balance of the Mortgage Loans plus the Prefunding Amount.
Coupon Step-up:	If the optional clean-up call is not exercised, the pass-through rate on the Offered Certificates will be increased by (1) the lesser of (a) 50 basis points and (b) the initial pass-through margin with respect to the Class A-2 Certificates; (2) by the lesser of (x) 50 basis points and (y) half the initial pass through margin with respect to the Class M-1, Class M-2, and Class B Certificates; and (3) by 50 basis points with respect to the Class A-1 Certificates.
Pass-through Rate:	For the Offered Certificates other than the Class A-R and Class A-1 Certificates, the lesser of (i) One-Month LIBOR plus the applicable margin, (ii) the Maximum Interest Rate and (iii) the Net Funds Cap. For the Class A-1 Certificates, the lesser of [%] and the Net Funds Cap. For the Class A-R Certificates, the Net Funds Cap.
Net Funds Cap:	With respect to each Distribution Date, a fraction, expressed as a percentage, obtained by dividing (x) the amount of interest which accrued on the Mortgage Loans minus the sum of: (i) the servicing fee, (ii) the trustee fee amount and (iii) the loss mitigation advisor fee, by (y) the product of (i) the aggregate collateral balance of the Mortgage Loans as of the immediately preceding Distribution Date and (ii) (a) 1/12 in the case of the Class A-1 Certificates (b) the actual number of days in the immediately preceding interest accrual period divided by 360 in the case of the other Offered Certificates.
Basis Risk Carry Forward Amount:	If on any Distribution Date, the Pass-Through Rate for a Class of Offered Certificates, except the Class A-1 Certificates is based on the Net Funds Cap, the excess of (i) the amount of interest such Class would have been entitled to receive on such Distribution Date had the applicable Pass-Through Rate not been subject to the Net Funds Cap, up to the Maximum Interest Rate, over (ii) the amount of interest such Class of Certificates received on such Distribution Date based on the Net Funds Cap, together with the unpaid portion of any such excess from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net Funds Cap) is the "Basis Risk Carry Forward Amount" on such Class of Certificates. The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Carry Forward Amount.
Maximum Interest Rate:	A rate equal to (i) the weighted average of the mortgage rates less (ii) the servicing fee, the trustee fee and credit risk manager fee.
Principal and Interest Advancing:	Each servicer will be obligated to make cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent deemed recoverable (as described in the Prospectus Supplement).
Accrued Certificate Interest:	For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Principal Balance.
Interest Carry Forward	For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (x)

Amount: the Accrued Certificate Interest for such Class with respect to prior Distribution Dates (excluding any Basis Risk Carry Forward Amount with respect to such Class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (y) the amount actually distributed to such Class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through Rate for such Class.

Credit Enhancement:

1. Excess cashflow
2. Overcollateralization.
3. Subordination (see table below).

Class	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A	[18.75]%	[23.00]%	[46.00]%
M-1	[10.25]%	[14.50]%	[29.00]%
M-2	[3.75]%	[8.00]%	[16.00]%
B	[0.00]%	[4.25]%	[8.50]%

* Prior to stepdown date, based on Maximum Pool Balance.

** On or after stepdown date, based on current pool balance.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is initially [4.25]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [8.50]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.
4. On any Distribution Date on or after the Stepdown Date, if a Trigger Event occurs or is continuing, the required overcollateralization amount will be equal to the required overcollateralization amount in effect for the Distribution Date immediately preceding such Distribution Date.

Senior Enhancement Percentage: With respect to any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Principal Balance of the Class M-1, Class M-2, and Class B Certificates and (ii) the overcollateralization amount, in each case after giving effect to payments on such Distribution Date, by (y) the aggregate collateral balance for such Distribution Date.

Stepdown Date: The later to occur of (i) the Distribution Date in [February] 2006 and (ii) the first Distribution Date on which the Senior Enhancement Percentage (before giving effect to payments on the certificates on such distribution date) is greater than or equal to [46.00]%.

Trigger Event: A Trigger Event will be in effect for any Distribution Date if (a) the Delinquency Rates for each of the three (or one and two, in the case of the first and second distribution dates, respectively) immediately preceding months equals or exceeds [TBD] of the Senior Enhancement Percentage for such Distribution Date or (b) the cumulative realized losses on the mortgage loans exceed the percentage of the Maximum Pool Balance for that distribution date as specified below:

Distribution Date	Percentage of Maximum Pool Balance
Feb. 2003 – Jan. 2006	N/A
Feb. 2006 – Jan. 2007	[TBD]
Feb. 2007 – Jan. 2008	[TBD]
Feb. 2008 – Jan. 2008	[TBD]
Feb. 2009 – Jan. 2010	[TBD]
Feb. 2010 and thereafter	[TBD]

Registration: The Offered Certificates, other than the Class A-R Certificates, will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR: Telerate Page 3750.

Distributions to Certificate holders:

I. The Interest Remittance Amount will be distributed on each Distribution Date as follows:

1. Concurrently, to the Class A-1, Class A-2, Class A-R and Class P Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, *pro rata*;
2. To the Class M-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
3. To the Class M-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
4. To the Class B Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Classes;
5. For application as part of monthly excess cash flow.

II. Collections of principal before the Stepdown Date, or during a Trigger Event, will be allocated in the following priority:

1. Commencing on the distribution date in May 2008 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
2. First to the Class A-R Certificates, until the Class Principal Balance thereof has been reduced to zero, and then concurrently on a *pro-rata* basis, to the Class A-1 and Class A-2 Certificates until the respective Class Principal Balances are reduced to zero;
3. Sequentially, to the Class M-1, Class M-2 and Class B Certificates, in that order, until the respective Class Principal Balances are reduced to zero; and
4. For application as part of monthly excess cash flow.

III. Collections of principal on and after the Stepdown Date and assuming no Trigger Event is in effect will be allocated in the following priority:

1. Commencing on the distribution date in May 2008 or thereafter, to the Class P Certificates until the Class Certificate Balance of such class has been reduced to zero.
2. Concurrently on a *pro-rata* basis, to the Class A-1 and Class A-2 Certificates in accordance with the Target Credit Enhancement percentage for the Class A Certificates, until the respective Class Principal Balances are reduced to zero;
3. Sequentially, to the Class M-1, Class M-2 and Class B Certificates, in that order, in accordance with the Target Credit Enhancement percentages for each class; and
4. For application as part of each month's excess cash flow.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. For the first Distribution Date, [100]% of the excess interest defined here in IV will be released to the Class X-1 Certificates.
2. a) Prior to the Stepdown Date or if a Trigger Event has occurred or is continuing, until the required overcollateralization amount is reached, according to clause II above; or
   b) On or after the Stepdown Date, provided no Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause III above;
3. To the Class M-1 Certificates, any unpaid realized loss amounts for such Class;
4. To the Class M-2 Certificates, any unpaid realized loss amounts for such Class;
5. To the Class B Certificates, any unpaid realized loss amounts for such Class;

6. To the Class A-2 Certificates, any Basis Risk Carry Forward Amounts, for such Class;
7. To the Class M-1 Certificates, any Basis Risk Carry Forward Amounts for such Class;
8. To the Class M-2 Certificates, any Basis Risk Carry Forward Amounts for such Class;
9. To the Class B Certificates, any Basis Risk Carry Forward Amounts for such Class;
10. To the Basis Risk Reserve Fund, any amounts required to be paid thereto;
11. To the Class X-1 Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement;

BOND SUMMARY

To Call

Class A-1 and A-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	5.61	4.12	3.15	2.52	2.03	1.28
First Pay (Years)	0.08	0.08	0.08	0.08	0.08	0.08
Last Pay (Years)	15.25	12.92	9.92	7.92	6.50	4.67

Class M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.50	8.63	6.57	5.31	4.71	4.6
First Pay (Years)	6.17	4.25	3.25	3.25	3.50	4.17
Last Pay (Years)	15.25	12.92	9.92	7.92	6.50	4.67

Class M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.5	8.63	6.57	5.29	4.54	4.02
First Pay (Years)	6.17	4.25	3.25	3.17	3.25	3.50
Last Pay (Years)	15.25	12.92	9.92	7.92	6.50	4.67

Class B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.5	8.63	6.57	5.27	4.48	3.73
First Pay (Years)	6.17	4.25	3.25	3.08	3.17	3.25
Last Pay (Years)	15.25	12.92	9.92	7.92	6.50	4.67

To Maturity

Class A-1 and A-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	5.69	4.26	3.35	2.71	2.19	1.32
First Pay (Years)	0.08	0.08	0.08	0.08	0.08	0.08
Last Pay (Years)	21.67	19.17	15.92	15.25	14.25	10.33

Class M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.70	9.01	7.15	5.86	5.17	5.7
First Pay (Years)	6.17	4.25	3.25	3.25	3.50	4.17
Last Pay (Years)	20.08	16.58	15.25	14.83	12.33	8.92

Class M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.63	9.00	7.14	5.78	4.95	4.32
First Pay (Years)	6.17	4.25	3.25	3.17	3.25	3.50
Last Pay (Years)	18.67	15.25	15.25	13.42	11.17	8.00

Class B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.51	9	7.02	5.64	4.8	3.96
First Pay (Years)	6.17	4.25	3.25	3.08	3.17	3.25
Last Pay (Years)	16.00	15.25	14.42	11.58	9.58	6.92

Net Funds Caps

Period	50 PPC	100 PPC	150 PPC	200 PPC
1	11.03%	11.03%	11.03%	11.03%
2	11.03%	11.03%	11.03%	11.03%
3	11.03%	11.03%	11.03%	11.03%
4	11.03%	11.03%	11.03%	11.03%
5	11.03%	11.03%	11.03%	11.03%
6	11.03%	11.03%	11.03%	11.03%
7	11.03%	11.03%	11.03%	11.03%
8	11.03%	11.03%	11.03%	11.03%
9	11.03%	11.03%	11.03%	11.03%
10	11.03%	11.03%	11.03%	11.04%
11	11.03%	11.03%	11.03%	11.04%
12	11.03%	11.03%	11.03%	11.04%
13	11.03%	11.03%	11.03%	11.04%
14	11.03%	11.03%	11.03%	11.04%
15	11.03%	11.03%	11.03%	11.04%
16	11.03%	11.03%	11.03%	11.04%
17	11.03%	11.03%	11.03%	11.04%
18	11.03%	11.03%	11.03%	11.04%
19	11.03%	11.03%	11.03%	11.04%
20	11.03%	11.03%	11.03%	11.04%
21	11.03%	11.03%	11.03%	11.04%
22	11.03%	11.03%	11.03%	11.04%
23	11.03%	11.03%	11.03%	11.04%
24	11.03%	11.03%	11.03%	11.04%
25	11.03%	11.03%	11.03%	11.04%
26	11.03%	11.03%	11.04%	11.04%
27	11.03%	11.03%	11.04%	11.04%
28	11.03%	11.03%	11.04%	11.04%
29	11.03%	11.03%	11.04%	11.04%
30	11.03%	11.03%	11.04%	11.04%
31	11.03%	11.03%	11.04%	11.04%
32	11.03%	11.03%	11.04%	11.04%
33	11.03%	11.03%	11.04%	11.04%
34	11.03%	11.03%	11.04%	11.04%
35	11.03%	11.03%	11.04%	11.04%
36	11.03%	11.03%	11.04%	11.04%

This table was run assuming 30/360 day count basis.

Statistical Collateral Summary – Total Pool

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 01/01/03 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty-day delinquencies and sixty-day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	4504		
Total Outstanding Loan Balance	$ 177,913,704.35		
Average Loan Current Balance	$39,501.27	$5,346.02	$399,680.69
Weighted Average Combined LTV	95.84%	28.00%	100.00%
Weighted Average Coupon	11.56%	6.000%	15.999%
Weighted Average FICO (Non-Zero)	670		
Weighted Average Age (Months)	3		
% Prepayment Penalties	53.04%		
% Second Liens	100.00%		

		Loan Count	Balance	%
Current Rate	5.501 - 6.000	1	59,240.97	0.03
	6.501 - 7.000	13	521,663.13	0.29
	7.001 - 7.500	37	1,043,743.33	0.59
	7.501 - 8.000	53	2,129,116.02	1.20
	8.001 - 8.500	62	2,398,857.74	1.35
	8.501 - 9.000	110	4,310,656.36	2.42
	9.001 - 9.500	149	6,391,473.21	3.59
	9.501 – 10.000	367	15,154,234.68	8.52
	10.001 - 10.500	329	14,966,090.84	8.41
	10.501 - 11.000	418	18,080,869.91	10.16
	11.001 - 11.500	346	15,031,329.49	8.45
	11.501 - 12.000	868	36,301,889.64	20.40
	12.001 - 12.500	611	22,727,836.07	12.77
	12.501 - 13.000	373	12,644,999.74	7.11
	13.001 - 13.500	177	6,068,275.43	3.41
	13.501 - 14.000	547	18,711,735.14	10.52
	14.001 - 14.500	31	980,726.64	0.55
	14.501 - 15.000	9	260,256.47	0.15
	15.501 - 16.000	3	130,709.54	0.07
	Total:	**4,504**	**177,913,704.35**	**100.00**

		Loan Count	Balance	%
FICO	N/A	4	125,215.24	0.07
	476 – 500	1	36,033.57	0.02
	551 – 575	9	204,356.11	0.11
	576 – 600	132	4,337,235.79	2.44
	601 – 625	805	26,646,637.04	14.98
	626 – 650	998	38,962,063.22	21.90
	651 – 675	842	34,595,987.35	19.45
	676 – 700	647	28,049,329.01	15.77
	701 – 725	432	18,416,254.92	10.35
(Continued)	726 – 750	350	14,537,394.66	8.17

		Loan Count	Balance	%
	751 - 775	202	8,632,916.00	4.85
	776 - 800	71	2,976,727.88	1.67
	801 - 825	11	393,553.56	0.22
	Total:	**4,504**	**177,913,704.35**	**100.00**

		Loan Count	Balance	%
Scheduled Balance	0.01 - 25,000.00	1,406	25,389,177.72	14.27
	25,000.01 - 50,000.00	1,989	71,238,929.00	40.04
	50,000.01 - 75,000.00	782	48,165,830.97	27.07
	75,000.01 - 100,000.00	246	21,344,042.52	12.00
	100,000.01 - 125,000.00	40	4,483,255.00	2.52
	125,000.01 - 150,000.00	22	3,043,835.07	1.71
	150,000.01 - 175,000.00	5	809,317.72	0.45
	175,000.01 - 200,000.00	6	1,152,081.29	0.65
	200,000.01 - 225,000.00	2	424,887.85	0.24
	225,000.01 - 250,000.00	3	709,678.14	0.40
	350,000.01 - 375,000.00	1	353,307.69	0.20
	375,000.01 - 400,000.00	2	799,361.38	0.45
	Total:	**4,504**	**177,913,704.35**	**100.00**

		Loan Count	Balance	%
Combined LTV	20.01 - 30.00	1	49,898.39	0.03
	30.01 - 40.00	5	174,103.14	0.10
	40.01 - 50.00	6	595,377.86	0.33
	50.01 - 60.00	7	634,082.77	0.36
	60.01 - 70.00	19	1,105,489.28	0.62
	70.01 - 80.00	94	6,265,360.76	3.52
	80.01 - 90.00	706	27,787,818.27	15.62
	90.01 - 100.00	3,666	141,301,573.88	79.42
	Total:	**4,504**	**177,913,704.35**	**100.00**

		Loan Count	Balance	%
Documentation Type	Full	2,456	88,232,991.07	49.59
	No Doc (NINA)	218	10,055,181.99	5.65
	No Ratio	227	10,325,663.72	5.80
	Reduced (partial)	900	39,221,145.53	22.05
	Stated / Stated	703	30,078,722.04	16.91
	Total:	**4,504**	**177,913,704.35**	**100.00**

		Loan Count	Balance	%
Occupancy Status	Investment	372	9,874,952.25	5.55
	Primary	4,111	167,361,482.34	94.07
	Secondary	21	677,269.76	0.38
	Total:	**4,504**	**177,913,704.35**	**100.00**

		Loan Count	Balance	%
State	California	1,582	82,903,666.95	46.60
	Florida	373	11,813,074.41	6.64
	Washington	193	7,081,254.19	3.98
	New York	143	6,970,049.13	3.92
	Texas	219	6,391,784.53	3.59
	Arizona	197	5,919,904.30	3.33
	New Jersey	102	4,378,065.78	2.46
	Nevada	124	4,262,233.14	2.40
	Colorado	87	3,927,245.13	2.21
	Oregon	119	3,810,266.70	2.14
	Illinois	113	3,748,083.43	2.11
	Massachusetts	80	3,527,198.00	1.98
	Virginia	87	3,372,494.99	1.90
	Maryland	81	2,981,437.82	1.68
	North Carolina	104	2,787,853.43	1.57
	Other	900	24,039,092.42	13.51
	Total:	**4,504**	**177,913,704.35**	**100.00**

		Loan Count	Balance	%
Purpose	Purchase	3,495	134,185,203.58	75.42
	Refinance - Cashout	777	35,274,559.65	19.83
	Refinance - Rate Term	232	8,453,941.12	4.75
	Total:	**4,504**	**177,913,704.35**	**100.00**

		Loan Count	Balance	%
Product Type	Fixed	4,504	177,913,704.35	100.00
	Total:	**4,504**	**177,913,704.35**	**100.00**

		Loan Count	Balance	%
Property Type	2-4 Family	409	17,601,972.92	9.89
	Condo	277	9,971,759.77	5.60
	Co-op	1	29,182.76	0.02
	Manufactured Housing	17	374,586.49	0.21
	PUD	538	23,325,405.19	13.11
	Single Family Residence	3,241	126,049,815.42	70.85
	Townhouse	21	560,981.80	0.32
	Total:	**4,504**	**177,913,704.35**	**100.00**

		Loan Count	Balance	%
Lien Position	2	4,504	177,913,704.35	100.00
	Total:	**4,504**	**177,913,704.35**	**100.00**

A-rated	CPR	LIBOR	Severity	WAL	ACA's Expected Loss CDR	CNL
	Pricing Speed	Flat	100%	7.24	9.07%	29.9%
	Pricing Speed	Forward	100%	7.65	7.54%	25.9%
	Pricing Speed	Forward + 100	100%	7.82	6.82%	23.9%
	Pricing Speed	Forward + 200	100%	7.99	6.11%	21.9%
	200% of Pricing Speed	Forward + 100	100%	4.07	8.47%	16.2%
	400% of Pricing Speed	Forward + 100	100%	1.65	11.98%	10.6%

	Static LIBOR	Forward LIBOR	
Average Excess Spread	7.99%	6.25%	* for first 96 months
Initial Excess Spread	7.99%	7.99%	

AA-rated	CPR	LIBOR	Severity	WAL	CDR	CNL
	Pricing Speed	Forward	100%	6.99	10.22%	32.7%

	100 CDR	150 CDR	2.41
1	0.00	0.00	0.00
2	0.00	0.00	0.00
3	0.00	0.00	0.00
4	0.00	0.00	0.00
5	0.00	0.00	0.00
6	0.33	0.50	0.80
7	0.67	1.00	1.61
8	1.00	1.50	2.41
9	1.33	2.00	3.21
10	1.67	2.50	4.02
11	2.00	3.00	4.82
12	2.33	3.50	5.62
13	2.67	4.00	6.43
14	3.00	4.50	7.23
15	3.33	5.00	8.03
16	3.67	5.50	8.84
17	4.00	6.00	9.64
18	4.00	6.00	9.64
19	4.00	6.00	9.64
20	4.00	6.00	9.64
21	4.00	6.00	9.64
22	4.00	6.00	9.64
23	4.00	6.00	9.64
24	4.00	6.00	9.64
25	4.00	6.00	9.64
26	4.00	6.00	9.64
27	4.00	6.00	9.64
28	4.00	6.00	9.64
29	4.00	6.00	9.64
30	4.00	6.00	9.64
31	4.00	6.00	9.64
32	4.00	6.00	9.64
33	4.00	6.00	9.64
34	4.00	6.00	9.64
35	4.00	6.00	9.64
36	4.00	6.00	9.64
37	4.00	6.00	9.64
38	4.00	6.00	9.64
39	4.00	6.00	9.64
40	4.00	6.00	9.64
41	4.00	6.00	9.64
42	4.00	6.00	9.64
43	4.00	6.00	9.64
44	4.00	6.00	9.64
45	4.00	6.00	9.64
46	4.00	6.00	9.64
47	4.00	6.00	9.64

HEMT 03-1 M-2

Scenario:	**1**	**2**
	100 PPC	150 PPC
	100 CDR	150 CDR
DM	235	235
WAL	7.5	5.8
MD	5.9	4.9
Months to Maturity	109	70
Prin Window	02/06 - 02/12	08/08 - 11/08
Tot Collat Loss (%)	9.7	10.0
Prin Writedown (%)	0	0

100% severity
100% advancing
6 month lag

48	4.00	6.00	9.64
49	4.00	6.00	9.64
50	4.00	6.00	9.64
51	4.00	6.00	9.64
52	4.00	6.00	9.64
53	4.00	6.00	9.64
54	4.00	6.00	9.64
55	4.00	6.00	9.64
56	4.00	6.00	9.64
57	4.00	6.00	9.64
58	4.00	6.00	9.64
59	4.00	6.00	9.64
60	4.00	6.00	9.64
61	1.00	1.50	2.41
62	1.00	1.50	2.41
63	1.00	1.50	2.41
64	1.00	1.50	2.41
65	1.00	1.50	2.41
66	1.00	1.50	2.41
67	1.00	1.50	2.41
68	1.00	1.50	2.41
69	1.00	1.50	2.41
70	1.00	1.50	2.41
71	1.00	1.50	2.41
72	1.00	1.50	2.41
73	1.00	1.50	2.41
74	1.00	1.50	2.41
75	1.00	1.50	2.41
76	1.00	1.50	2.41
77	1.00	1.50	2.41
78	1.00	1.50	2.41
79	1.00	1.50	2.41
80	1.00	1.50	2.41
81	1.00	1.50	2.41
82	1.00	1.50	2.41
83	1.00	1.50	2.41
84	1.00	1.50	2.41
85	1.00	1.50	2.41
86	1.00	1.50	2.41
87	1.00	1.50	2.41
88	1.00	1.50	2.41
89	1.00	1.50	2.41
90	1.00	1.50	2.41
91	1.00	1.50	2.41
92	1.00	1.50	2.41
93	1.00	1.50	2.41
94	1.00	1.50	2.41
95	1.00	1.50	2.41
96	1.00	1.50	2.41

97	1.00	1.50	2.41
98	1.00	1.50	2.41
99	1.00	1.50	2.41
100	1.00	1.50	2.41
101	1.00	1.50	2.41
102	1.00	1.50	2.41
103	1.00	1.50	2.41
104	1.00	1.50	2.41
105	1.00	1.50	2.41
106	1.00	1.50	2.41
107	1.00	1.50	2.41
108	1.00	1.50	2.41
109	1.00	1.50	2.41
110	1.00	1.50	2.41
111	1.00	1.50	2.41
112	1.00	1.50	2.41
113	1.00	1.50	2.41
114	1.00	1.50	2.41
115	1.00	1.50	2.41
116	1.00	1.50	2.41
117	1.00	1.50	2.41
118	1.00	1.50	2.41
119	1.00	1.50	2.41
120	1.00	1.50	2.41
121	1.00	1.50	2.41
122	1.00	1.50	2.41
123	1.00	1.50	2.41
124	1.00	1.50	2.41
125	1.00	1.50	2.41
126	1.00	1.50	2.41
127	1.00	1.50	2.41
128	1.00	1.50	2.41
129	1.00	1.50	2.41
130	1.00	1.50	2.41
131	1.00	1.50	2.41
132	1.00	1.50	2.41
133	1.00	1.50	2.41
134	1.00	1.50	2.41
135	1.00	1.50	2.41
136	1.00	1.50	2.41
137	1.00	1.50	2.41
138	1.00	1.50	2.41
139	1.00	1.50	2.41
140	1.00	1.50	2.41
141	1.00	1.50	2.41
142	1.00	1.50	2.41
143	1.00	1.50	2.41
144	1.00	1.50	2.41
145	1.00	1.50	2.41

146	1.00	1.50	2.41
147	1.00	1.50	2.41
148	1.00	1.50	2.41
149	1.00	1.50	2.41
150	1.00	1.50	2.41
151	1.00	1.50	2.41
152	1.00	1.50	2.41
153	1.00	1.50	2.41
154	1.00	1.50	2.41
155	1.00	1.50	2.41
156	1.00	1.50	2.41
157	1.00	1.50	2.41
158	1.00	1.50	2.41
159	1.00	1.50	2.41
160	1.00	1.50	2.41
161	1.00	1.50	2.41
162	1.00	1.50	2.41
163	1.00	1.50	2.41
164	1.00	1.50	2.41
165	1.00	1.50	2.41
166	1.00	1.50	2.41
167	1.00	1.50	2.41
168	1.00	1.50	2.41
169	1.00	1.50	2.41
170	1.00	1.50	2.41
171	1.00	1.50	2.41
172	1.00	1.50	2.41
173	1.00	1.50	2.41
174	1.00	1.50	2.41
175	1.00	1.50	2.41
176	1.00	1.50	2.41
177	1.00	1.50	2.41
178	1.00	1.50	2.41
179	1.00	1.50	2.41
180	1.00	1.50	2.41
181	1.00	1.50	2.41
182	1.00	1.50	2.41
183	1.00	1.50	2.41
184	1.00	1.50	2.41
185	1.00	1.50	2.41
186	1.00	1.50	2.41
187	1.00	1.50	2.41
188	1.00	1.50	2.41
189	1.00	1.50	2.41
190	1.00	1.50	2.41
191	1.00	1.50	2.41
192	1.00	1.50	2.41
193	1.00	1.50	2.41
194	1.00	1.50	2.41

195	1.00	1.50	2.41
196	1.00	1.50	2.41
197	1.00	1.50	2.41
198	1.00	1.50	2.41
199	1.00	1.50	2.41
200	1.00	1.50	2.41
201	1.00	1.50	2.41
202	1.00	1.50	2.41
203	1.00	1.50	2.41
204	1.00	1.50	2.41
205	1.00	1.50	2.41
206	1.00	1.50	2.41
207	1.00	1.50	2.41
208	1.00	1.50	2.41
209	1.00	1.50	2.41
210	1.00	1.50	2.41
211	1.00	1.50	2.41
212	1.00	1.50	2.41
213	1.00	1.50	2.41
214	1.00	1.50	2.41
215	1.00	1.50	2.41
216	1.00	1.50	2.41
217	1.00	1.50	2.41
218	1.00	1.50	2.41
219	1.00	1.50	2.41
220	1.00	1.50	2.41
221	1.00	1.50	2.41
222	1.00	1.50	2.41
223	1.00	1.50	2.41
224	1.00	1.50	2.41
225	1.00	1.50	2.41
226	1.00	1.50	2.41
227	1.00	1.50	2.41
228	1.00	1.50	2.41
229	1.00	1.50	2.41
230	1.00	1.50	2.41
231	1.00	1.50	2.41
232	1.00	1.50	2.41
233	1.00	1.50	2.41
234	1.00	1.50	2.41
235	1.00	1.50	2.41
236	1.00	1.50	2.41
237	1.00	1.50	2.41
238	1.00	1.50	2.41
239	1.00	1.50	2.41
240	1.00	1.50	2.41
241	1.00	1.50	2.41
242	1.00	1.50	2.41
243	1.00	1.50	2.41

244	1.00	1.50	2.41
245	1.00	1.50	2.41
246	1.00	1.50	2.41
247	1.00	1.50	2.41
248	1.00	1.50	2.41
249	1.00	1.50	2.41
250	1.00	1.50	2.41
251	1.00	1.50	2.41
252	1.00	1.50	2.41
253	1.00	1.50	2.41
254	1.00	1.50	2.41
255	1.00	1.50	2.41
256	1.00	1.50	2.41
257	1.00	1.50	2.41
258	1.00	1.50	2.41
259	1.00	1.50	2.41
260	1.00	1.50	2.41
261	1.00	1.50	2.41
262	1.00	1.50	2.41
263	1.00	1.50	2.41
264	1.00	1.50	2.41
265	1.00	1.50	2.41
266	1.00	1.50	2.41
267	1.00	1.50	2.41
268	1.00	1.50	2.41
269	1.00	1.50	2.41
270	1.00	1.50	2.41
271	1.00	1.50	2.41
272	1.00	1.50	2.41
273	1.00	1.50	2.41
274	1.00	1.50	2.41
275	1.00	1.50	2.41
276	1.00	1.50	2.41
277	1.00	1.50	2.41
278	1.00	1.50	2.41
279	1.00	1.50	2.41
280	1.00	1.50	2.41
281	1.00	1.50	2.41
282	1.00	1.50	2.41
283	1.00	1.50	2.41
284	1.00	1.50	2.41
285	1.00	1.50	2.41
286	1.00	1.50	2.41
287	1.00	1.50	2.41
288	1.00	1.50	2.41
289	1.00	1.50	2.41
290	1.00	1.50	2.41
291	1.00	1.50	2.41
292	1.00	1.50	2.41

293	1.00	1.50	2.41
294	1.00	1.50	2.41
295	1.00	1.50	2.41
296	1.00	1.50	2.41
297	1.00	1.50	2.41
298	1.00	1.50	2.41
299	1.00	1.50	2.41
300	1.00	1.50	2.41
301	1.00	1.50	2.41
302	1.00	1.50	2.41
303	1.00	1.50	2.41
304	1.00	1.50	2.41
305	1.00	1.50	2.41
306	1.00	1.50	2.41
307	1.00	1.50	2.41
308	1.00	1.50	2.41
309	1.00	1.50	2.41
310	1.00	1.50	2.41
311	1.00	1.50	2.41
312	1.00	1.50	2.41
313	1.00	1.50	2.41
314	1.00	1.50	2.41
315	1.00	1.50	2.41
316	1.00	1.50	2.41
317	1.00	1.50	2.41
318	1.00	1.50	2.41
319	1.00	1.50	2.41
320	1.00	1.50	2.41
321	1.00	1.50	2.41
322	1.00	1.50	2.41
323	1.00	1.50	2.41
324	1.00	1.50	2.41
325	1.00	1.50	2.41
326	1.00	1.50	2.41
327	1.00	1.50	2.41
328	1.00	1.50	2.41
329	1.00	1.50	2.41
330	1.00	1.50	2.41
331	1.00	1.50	2.41
332	1.00	1.50	2.41
333	1.00	1.50	2.41
334	1.00	1.50	2.41
335	1.00	1.50	2.41
336	1.00	1.50	2.41
337	1.00	1.50	2.41
338	1.00	1.50	2.41
339	1.00	1.50	2.41
340	1.00	1.50	2.41
341	1.00	1.50	2.41

342	1.00	1.50	2.41
343	1.00	1.50	2.41
344	1.00	1.50	2.41
345	1.00	1.50	2.41
346	1.00	1.50	2.41
347	1.00	1.50	2.41
348	1.00	1.50	2.41
349	1.00	1.50	2.41
350	1.00	1.50	2.41
351	1.00	1.50	2.41
352	1.00	1.50	2.41
353	1.00	1.50	2.41
354	1.00	1.50	2.41
355	1.00	1.50	2.41
356	1.00	1.50	2.41
357	1.00	1.50	2.41
358	1.00	1.50	2.41
359	1.00	1.50	2.41
360	1.00	1.50	2.41

3	4	5 (B/E CDR)
75 PPC	100 PPC	100 PPC
150 CDR	200 CDR	241 CDR
235	235	226
10.5	8.2	7.9
7.7	6.5	6.3
134	99	95
05/12 - 03/14	04/11 - 04/11	12/10 - 12/10
16.8	18.2	21.3
0	0	0.8

Fwd LIBOR

Balance	$11,050,000.00	Delay	0	Index	LIBOR_1MO | 0	WAC	11.56179587
Coupon	3.71	Dated	1/30/2003	Mult / Margin	1 / 2.35	NET	11.030296
Settle	1/30/2003	First Payment	2/25/2003	Cap / Floor	999 / 0	WAM	207

CDR	*7.5*	*8.5*	*9.5*	*10.5*	*11.5*
	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100	235	235	51.82	-622.48	-1614.12
WAL	4.15	4.07	3.99	3.90	3.90
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	877,426.16 (7.94%)	3,406,209.87 (30.83%)	6,021,297.59 (54.49%)
Total Collat Loss	24,771,201.23 (14.57%)	27,699,997.48 (16.29%)	30,551,923.67 (17.97%)	33,330,029.11 (19.61%)	36,037,209.77 (21.20%)